                                                                    EXHIBIT 23.1



The Board of Directors
Petsec Energy Ltd


                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-6128) of Petsec Energy Ltd of our report dated April 15, 2000, relating to the consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 1999, which report appears in the December 31, 1999 annual report on Form 20-F of Petsec Energy Ltd.

Our report contains an explanatory paragraph that states that the Company and its wholly owned subsidiary have suffered losses from operations and have net capital deficiencies, which raise substantial doubt about the Company's ability to continue as a going concern. Furthermore, subsequent to December 31, 1999, the wholly owned subsidiary filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Finally, due to the significance of the aforementioned uncertainty, we are unable to express an opinion the 1999 consolidated financial statements.



/s/ KPMG



Sydney, Australia
June 30, 2000